IN THE MATTER OF

FILE NO. 70-9747

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740	Allegheny Energy Supply Company, LLC 4350 Northern Pike Monroeville, PA 15146-2841
Monongahela Power Company (d/b/a Allegheny Power) 1310 Fairmont Avenue Fairmont, West Virginia 26554	Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, Maryland 21740

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THIS IS TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration referenced herein and the related Orders of the Securities and Exchange Commission with respect thereto, Applicants have carried out the transactions listed below:

Pursuant to Holding Co. Release No. 27384, issued in File No. 70-9747, the Applicants, on June 1, 2001: (1) formed and capitalized one first tier single member limited liability corporation ("MP Transferring Agent, LLC") and a second tier corporation ("MP Genco") for the purpose of transferring and / or holding electric generating assets, rights, interests, and obligations; (2) transferred certain electric generating assets, rights, interests, and obligations; (3) issued notes; and (4) entered into leaseback, debt assumption, service and operating agreements.

This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.

ALLEGHENY ENERGY, INC.

/s/ MARLEEN BROOKS

Marleen Brooks
Secretary of Allegheny Energy, Inc.

Date: August 9, 2001